UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

DiDi Global Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

23292E108

(CUSIP Number)

June 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830T 103

1.	Names of Reporting Persons Uber Technologies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 143,911,749

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 143,911,749

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 143,911,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 13.3%**

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer DiDi Global Inc.

	(b)	Address of Issuer’s Principal Executive Offices No. 1 Block B, Shangdong Digital Valley No. 8 Dongbeiwang West Road, Haidan District Beijing, People’s Republic of China

Item 2.
	(a)	Name of Person(s) Filing Uber Technologies, Inc.

	(b)	Address of Principal Business Office or, if none, Residence 1515 3rd Street San Francisco, CA 94158

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Class A ordinary shares, par value US$0.00002 per share

	(e)	CUSIP Number 23292E108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	143,911,749*

(b)	Percent of class:	13.3%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	143,911,749*

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or direct the disposition of:	143,911,749*

(iv)	Shared power to dispose or direct the disposition of:	0

*	Represents 143,911,749 shares of Class A ordinary shares, par value $0.00002 per share (“Class A ordinary shares”), of Didi Global Inc. (the “Issuer”) held by Uber International B.V. (“Uber International”), a wholly-owned, indirect subsidiary of Uber Technologies, Inc., a publicly traded company (“Uber”). Uber has sole voting and investment power with respect to the Issuer’s securities held by Uber International.
**	The percent of class beneficially owned by Uber was calculated assuming 1,081,274,533 Class A ordinary shares issued and outstanding following completion of the offering contemplated and disclosed in the Issuer’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 28, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Uber Technologies, Inc.

/s/ Nelson Chai
Name: Nelson Chai
Title: Chief Financial Officer